August 29, 2017

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Jackson National Life Insurance Company
Jackson National Separate Account - I ("Registrant")
Pre-Effective Amendment No. 1 to Registration Statement
(File Nos. 333-217501 and 811-08664) (the "Registration Statement”)

Dear Commissioners:

Registrant and the undersigned principal underwriter, Jackson National Life Distributors LLC, hereby request, pursuant to Rule 461 under the Securities Act of 1933, that the Commission declare the Registration Statement effective on September 25, 2017 at 9:00 a.m. ET.

Yours truly,

Jackson National Separate Account - I        Jackson National Life Distributors LLC

By: /s/ Andrew J. Bowden            By: /s/ Scott Golde
Andrew J. Bowden                Scott Golde
Senior Vice President                General Counsel